ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held December 8-9 2008, the Board of Trustees for the Registrant voted to approve Analytic Investors, Inc. as a subadviser to the Fund.

At a regular meeting held December 8-9 2008, the Board of Trustees for the Registrant voted to approve the following non-fundamental investment policy:

The Fund may write (sell) covered call index options on up to 30% of the value of the Fund’s total assets.

At a regular meeting held December 8-9, 2008, the Board of Trustees for the Registrant voted to approve that the Fund’s non-fundamental investment objective be amended and restated as follows:

The Fund’s investment objective is to provide a high level of after-tax total return from dividend income and gains and capital appreciation.